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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*







                    PENNFIRST BANCORP, INC.
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                        (Name of Issuer)




             COMMON STOCK, $.01 PAR VALUE PER SHARE
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                 (Title of Class of Securities)




                          708225 10 7
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                         (CUSIP Number)



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                        Page 1 of 6 Pages
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CUSIP NO. 708225 10 7                        Page 2 of 6 Pages
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1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) PennFirst Bancorp, Inc. Employee Stock Ownership Plan Trust
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                           (b) [ ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER
    248,384
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6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED VOTING POWER
    249,907
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE DISPOSITIVE POWER
    248,384
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED DISPOSITIVE POWER
    249,907
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    498,291
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES                                                        [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.45%
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12. TYPE OF REPORTING PERSON
    EP
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CUSIP NO. 708225 10 7                        Page 3 of 6 Pages
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Item 1(a)   Name of Issuer:

            PennFirst Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Office:

            600 Lawrence Avenue
            Ellwood City, Pennsylvania 16117

Item 2(a)   Name of Person Filing:

            PennFirst Bancorp, Inc. Employee Stock Ownership Plan Trust.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            PennFirst Bancorp, Inc.
            600 Lawrence Avenue
            Ellwood City, Pennsylvania 16117

Item 2(c)   Citizenship:

            United States

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number:

            708225 10 7

Item 3. If this statement is filed pursuant to Rules 13-d(b), or 13D-2(b), check whether the person filing is a:

            [X] Employee Benefit Plan, Pension Plan Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.
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CUSIP NO. 708225 10 7                           Page 4 of 6 Pages
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Item 4.     Ownership.

            (a)  Amount beneficially owned:

                 498,291

            (b)  Percent of class:

                 9.45%

            (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote   248,384
                                                            ---------
            (ii)  Shared power to vote or to direct the vote  249,907
                                                             ---------
            (iii) Sole power to dispose or to direct the disposition of
                  248,384
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            (iv)  Shared power to dispose or to direct the disposition of
                  249,907
                  -------

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Edmund C. Smith, George William Blank, Jr., Herbert S. Skuba and William B. Salsgiver are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the PennFirst Bancorp, Inc. Employee Stock Ownership Plan ("ESOP") which holds 498,291 shares of Common Stock on behalf of the ESOP, of which approximately 248,384 shares have not been allocated to the accounts of participating employees as of December 31, 1997. Under the terms of the ESOP, the Trustees will generally vote all allocated shares in accordance with the instructions of the participating employees, and allocated shares for which employees do not give instructions will generally be voted in the same ratio on any matter as to those shares for which instructions are given. Unallocated shares held in the ESOP will be voted by the Trustees in accordance with their fiduciary duties. The amounts reported herein do not include shares of Common Stock held by the Trustees in their individual capacity and not as Trustees.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.
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CUSIP NO. 708225 10 7                        Page 5 of 6 Pages
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Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below, We certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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CUSIP NO. 708225 10 7                        Page 6 of 6 Pages
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                             SIGNATURE



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                             PENNFIRST BANCORP, INC. EMPLOYEE
                             STOCK OWNERSHIP PLAN TRUST



Date:  February 12, 1998        By:  /s/ Edmund C. Smith
                                     --------------------------------------
                                     Edmund C. Smith
                                     Trustee for the PennFirst Bancorp, Inc.
                                     Employee Stock Ownership Plan Trust



Date:  February 12, 1998        By:  /s/ George William Blank, Jr.
                                     --------------------------------------
                                     George William Blank, Jr.
                                     Trustee for the PennFirst Bancorp, Inc.
                                     Employee Stock Ownership Plan Trust



Date:  February 12, 1998        By:  /s/ Herbert S. Skuba
                                     ---------------------------------------
                                     Herbert S. Skuba
                                     Trustee for the PennFirst Bancorp, Inc.
                                     Employee Stock Ownership Plan Trust



Date:  February 12, 1998        By:  /s/ William B. Salsgiver
                                     ---------------------------------------
                                     William B. Salsgiver
                                     Trustee for the PennFirst Bancorp, Inc.
                                     Employee Stock Ownership Plan Trust
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